UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 6

KINDER MORGAN ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

494550 10 6

(CUSIP Number)

Mr. David R. DeVeau

Kinder Morgan, Inc.

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

Telephone: (713) 369-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Mr. Gary W. Orloff

Mr. Troy L. Harder

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas  77002

Telephone: (713) 223-2300

August 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.: 494550 10 6

1	Name of Reporting Person Kinder Morgan, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO, BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power 18,169,815

	8	Shared Voting Power 4,117,640

	9	Sole Dispositive Power 18,169,815

	10	Shared Dispositive Power 4,117,640

11	Aggregate Amount Beneficially Owned by Reporting Person 22,287,455

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.9%

14	Type of Reporting Person CO

STATEMENT ON SCHEDULE 13D

Explanatory Notes: This Amendment No. 6 amends and supplements the Statement on Schedule 13D (the “Initial Statement”) filed by Kinder Morgan, Inc., a Kansas corporation, on January 28, 2000, relating to the common units (“Common Units”) of Kinder Morgan Energy Partners, L.P. (such Initial Statement, as amended and supplemented by Amendment No. 1 dated September 16, 2002, Amendment No. 2 dated December 20, 2004, Amendment No. 3 dated June 11, 2007, Amendment No. 4 dated July 13, 2007 and Amendment No. 5 dated June 5, 2009, the “Statement”).

On July 15, 2009, Knight, Inc. changed its name to Kinder Morgan, Inc., Knight Midco Inc. changed its name to Kinder Morgan Midco Inc., Knight Holdco DE Inc. changed its name to Kinder Morgan Holdco DE Inc. and Knight Holdco LLC changed its name to Kinder Morgan Holdco LLC.

On November 9, 2010, Kinder Morgan Midco Inc. (formerly Knight Midco Inc.) changed its name to Kinder Morgan Holdco Sub Inc. On February 10, 2011, Kinder Morgan, Inc. (formerly Knight, Inc., a Kansas corporation) changed its name to Kinder Morgan Kansas, Inc.

In connection with Kinder Morgan, Inc.’s initial public offering, on February 10, 2011, Kinder Morgan Holdco LLC was converted from a Delaware limited liability company to a Delaware corporation named Kinder Morgan, Inc.  As a result of the conversion and initial public offering, the members of Kinder Morgan Holdco LLC became shareholders of Kinder Morgan, Inc. and no longer may be deemed to have shared voting or dispositive power over the Common Units.

On February 11, 2011, Kinder Morgan Kansas, Inc. and Kinder Morgan Holdco Sub Inc. were each merged with and into Kinder Morgan Holdco DE Inc., their parent company.

On February 29, 2012, Kinder Morgan Holdco DE Inc. was merged with and into Kinder Morgan, Inc., its parent corporation.  As a result of the transactions described above Knight Inc. (formerly Kinder Morgan, Inc., a Kansas corporation), Knight Midco Inc. and Knight Holdco DE Inc. and Knight Holdco LLC are no longer Reporting Persons.

Item 1.  Security and Issuer

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Statement relates to the Common Units of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the “Issuer” or “KMP”), whose principal executive offices are located at 1001 Louisiana Street, Suite 1000, Houston, Texas 77002.

Item 2.       Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement is filed by Kinder Morgan, Inc., a Delaware corporation (the “Reporting Person” or “KMI”). The Reporting Person is the largest midstream and third largest energy company in North America.  It owns an interest in or operates approximately 80,000 miles of pipeline and 180 terminals. Its pipelines transport natural gas, gasoline, crude oil, carbon dioxide and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel. In addition, the Reporting Person indirectly owns all of the outstanding common stock of Kinder Morgan G.P., Inc., the general partner of KMP.  The address of the principal business and office of the Reporting Person is 1001 Louisiana Street, Suite 1000, Houston, Texas 77002.

Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

Neither the Reporting Person nor, to the undersigned’s knowledge, any person listed on Appendix A hereto, has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is supplemented as follows:

On August 9, 2014, KMI, together with P Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of KMI (“P Merger Sub”), entered into an Agreement and Plan of Merger (the “KMP Merger Agreement”) with KMP, Kinder Morgan G.P., Inc., a Delaware corporation and the general partner of KMP ( “KMP GP”) and Kinder Morgan Management, LLC, a Delaware limited liability company and the delegate of KMP GP (“KMR”).  Upon the terms and subject to the conditions set forth in the KMP Merger Agreement, P Merger Sub will merge with and into KMP (the “KMP Merger”), and the separate limited liability company existence of P Merger Sub will cease and KMP will continue its existence as a limited partnership under Delaware law as the surviving entity in the KMP Merger.

At the effective time of the KMP Merger, each Common Unit issued and outstanding (excluding Common Units owned by KMP, KMR or KMI or any of its subsidiaries) will be converted into the right to receive, at the election of the holder, (i) $10.77 in cash and 2.1931 shares of validly issued, fully paid and nonassessable Class P common stock of KMI (“KMI Common Stock”); (ii) $91.72 in cash without interest; or (iii) 2.4849 shares of validly issued, fully paid and nonassessable shares of KMI Common Stock.  Any election by a holder to receive the consideration specified in clause (ii) or (iii) of the immediately preceding sentence will be subject to proration to ensure that the aggregate amount of cash paid and the aggregate number of shares of KMI Common Stock issued in the KMP Merger is the same that would be paid and issued if each Common Unit had been converted into the right to receive the consideration specified in clause (i).

The foregoing summary of the KMP Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the KMP Merger Agreement, a copy of which is filed as Exhibit 1.01 hereto and incorporated by reference in its entirety into this Item 3.

To finance the cash portion of the merger consideration for the KMP merger, the Reporting Person has entered into a commitment letter with Barclays Bank PLC pursuant to which, subject to the terms and conditions set forth in the commitment letter, Barclays Bank has committed to provide to the Reporting Person a $5.0 billion senior unsecured 364-day term loan facility. This summary of the commitment letter does not purport to be complete and is qualified in its entirety by reference to the commitment letter, which is attached hereto as Exhibit 1.02 and incorporated by reference in its entirety into this Item 3.

Item 4.       Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The response in Item 3 is incorporated herein by reference.

As promptly as possible after the effective time of the merger, the Reporting Person will cause the Common Units to be (a) delisted from the New York Stock Exchange and (b) deregistered under the Act.

Except as set forth herein, the Reporting Person has no present plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D.  The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

Item 5.       Interest in Securities of the Issuer

Item 5 of the Statement is supplemented as follows:

(a) and (b)  The response in Item 2 is incorporated herein by reference.  As of August 7, 2014, the Reporting Person beneficially owned directly 18,169,815 Common Units, representing 5.6% of the outstanding Common Units, and beneficially owned through wholly-owned or controlled subsidiaries an additional 4,117,640 Common Units, representing 1.3% of the outstanding Common Units, based on 325,113,505 Common Units outstanding on that date. The Reporting Person had sole voting and dispositive power with respect to the Common Units owned directly, and with respect to the Common Units owned by wholly-owned or controlled subsidiaries, shared voting and dispositive power with those wholly-owned subsidiaries.  Thus, as of August 7, 2014, the Reporting Person had direct and indirect beneficial ownership of 22,287,455 Common Units, representing 6.9% of the outstanding Common Units.

The persons listed on Appendix A disclaim any beneficial ownership of the Common Units owned by the Reporting Person.

(c)  Except as described herein, neither the Reporting Person, nor, to the Reporting Person’s best knowledge, the persons listed on Appendix A, have effected any transactions in the Common Units in the past 60 days.

(d) To the best of the Reporting Person’s knowledge, no person other than as set forth in this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Except as set forth in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Person or any of the persons listed on Exhibit A, or between such persons and any person with respect to any securities of the Issuer (including securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the Common Units, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

Exhibit No.	Name

1.01	—	Agreement and Plan of Merger, dated as of August 9, 2014, among Kinder Morgan, Inc., Kinder Morgan Energy Partners, L.P., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and P Merger Sub LLC

1.02	—	Commitment Letter, dated August 9, 2014

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2014	Kinder Morgan, Inc.

	By:	/s/ David R. DeVeau
David R. DeVeau
Vice President and General Counsel

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF KINDER MORGAN, INC.

Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Common Units of each director and executive officer of Kinder Morgan, Inc.  Unless otherwise indicated, the principal address of each person listed below is 1001 Louisiana Street, Suite 1000, Houston, Texas 77002.  Each director or executive officer listed below is a citizen of the United States and, except as set forth below, has sole voting and dispositive power over all Common Units beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) (1) as of August 7, 2014, unless provided otherwise

Richard D. Kinder

Mr. Kinder is a Director, Chairman of the Board of Directors and Chief Executive Officer of Kinder Morgan, Inc. (“KMI”), Kinder Morgan Management, LLC (“KMR”), Kinder Morgan G.P., Inc. (“KMGP”) and El Paso Pipeline GP Company, L.L.C. (“EPGP”). Mr. Kinder’s present principal occupation is the foregoing.

333,774* (2)

Steven J. Kean	Mr. Kean is a Director, President and Chief Operating Officer of KMI, KMR, KMGP and EPGP. Mr. Kean’s present principal occupation is the foregoing.	10,830*

Kimberly A. Dang	Ms. Dang is a Vice President and Chief Financial Officer of KMI, KMR and KMGP and Vice President of EPGP. Ms. Dang’s present principal occupation is the foregoing.	121*

David R. DeVeau	Mr. DeVeau is Vice President and General Counsel of KMI, KMR, KMGP and EPGP. Mr. DeVeau’s present principal occupation is the foregoing.	—

Thomas A. Martin	Mr. Martin is Vice President (President, Natural Gas Pipelines) of KMI, KMR, KMGP and EPGP and a Director of EPGP. Mr. Martin’s present principal occupation is the foregoing.	—

Dax A. Sanders	Mr. Sanders is Vice President, Corporate Development of KMI, KMR, KMGP and EPGP. Mr. Sanders’s present principal occupation is the foregoing.	—

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) (1) as of August 7, 2014, unless provided otherwise

Lisa M. Shorb	Ms. Shorb is Vice President, Human Resources, Information Technology and Administration of KMI, KMR, KMGP and EPGP. Ms. Shorb’s present principal occupation is the foregoing.	262*

Anthony W. Hall, Jr.	Mr. Hall is a Director of KMI. Mr. Hall is engaged in the private practice of law.	—

Deborah A. Macdonald	Ms. Macdonald is a Director of KMI. Ms. Macdonald’s present principal occupation is serving on the boards of several private charitable organizations.	1,000*

Michael J. Miller	Mr. Miller is a Director of KMI. Mr. Miller is a Managing Director of Highstar Capital Management, LP.	—

Michael C. Morgan	Mr. Morgan is a Director of KMI. Mr. Morgan is the Chairman and Chief Executive Officer of Triangle Peak Partners, LP, a registered investment adviser and fund manager. He is also the President of Portcullis Partners, L.P., a private investment partnership.	—

Fayez Sarofim	Mr. Sarofim is a Director of KMI. Mr. Sarofim’s present principal occupation is Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor.	6,963,035 (2.1%) (3)

C. Park Shaper	Mr. Shaper is a Director of KMI and is a private investor.	4,000*

Joel V. Staff	Mr. Staff is a Director of KMI and is a private investor.	1,500*

John Stokes	Mr. Stokes is a Director of KMI. Mr. Stokes is a Senior Advisor with Highstar Capital Management, LP.	—

Robert F. Vagt	Mr. Vagt is a Director of KMI. Mr. Vagt is the Chairman of Rice Energy Inc. and is a private investor.	—

*                 Less than 1%.

(1)         Calculated based on 325,113,505 Common Units outstanding as of August 7, 2014.

(2)         Includes 7,879 Common Units owned by Mr. Kinder’s spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.

(3)         Includes 4,613,035 Common Units held in entities indirectly controlled by Mr. Sarofim and/or advisory/managed accounts over which Mr. Sarofim or entities controlled by him have shared voting and/or dispositive power. Mr. Sarofim disclaims all pecuniary interest in 1,413,035 of these Common Units.